

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 1, 2016

Michael W. Hawkins
Chief Financial Officer
mCig, Inc.
2831 St. Rose Parkway, Suite 200
Henderson, Nevada 89052

> **Re: mCig, Inc.**
> **Form 10-K for the Year Ended April 30, 2016**
> **Filed September 1, 2016**
> **File No. 333-175941**

Dear Mr. Hawkins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure